Form 4      Statement of Changes in Beneficial Ownership

1. Name and Address of Reporting Person:

Alfred G. Hansen

4609 Chattahoochee Crossing

Marietta, GA 30067-4769

2. Issuer Name and Trading Symbol:

EMS Technologies, Inc. (ELMG)

4. Statement for Month/Year:

October 2002

6. Relationship of Reporting Person to Issuer:

Director and Officer (President and CEO)

7. Individual Reporting:

Form Filed by One Reporting Person

Table II     Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Derivative Security:

Option (Right to buy ELMG shares)

2. Exercise Price of Derivative Security:

$14.01

3. Transaction Date:

October 31, 2002

4. Transaction Code:

"A"-Grant pursuant to Rule 16b-3(d)

5. Number of Derivative Securities Acquired (A) or Disposed of (D):

Acquired-50,000 shares

6. Date Exercisable: May 31, 2004

Expiration Date: October 31, 2008

7. Title and Amount of Underlying Securities:

Common Stock (ELMG)-50,000 shares

8. Price of Derivative Security:

$ -0-

9. Number of Derivative Securities Beneficially Owned at End of Month:

50,000 shares